UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0515
Washington, D.C. 20549	Expires: April 30, 2008
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SCHEDULE TO
Amendment No. 3

Tender offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Sport-Haley, Inc.
(Name of Subject Company (issuer) and Name of Filing Person (offeror))

Common Stock, No Par Value
(Title of Class of Securities)

848925103
(CUSIP Number of Class of Securities)

Patrick W. Hurley
Chief Financial Officer, Corporate Secretary
and Treasurer
Sport-Haley, Inc.
4600 E. 48th Avenue
Denver, CO  80216-3215
(303) 320-8800
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy To:
Steven W. McDonald, Esq.
Berliner McDonald P.C.
5670 Greenwood Plaza Blvd., Suite 418
Greenwood Village, Colorado  80111-2408
(303) 830-1700

CALCULATION OF FILING FEE

Transaction value*	Amount of Filing Fee**
$2,501,600	$267.67

 *                                      Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 472,000 shares of common stock at the maximum tender offer price of $5.30 per share.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$267.67	Form or Registration No.:	Schedule TO
Filing Party:	Sport-Haley, Inc.	Date Filed:	January 3, 2007

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                ☐            third-party tender offer subject to Rule 14d-1.

                ☒           issuer tender offer subject to Rule 13e-4.

                ☐            going-private transaction subject to Rule 13e-3.

                ☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒:

INTRODUCTION

This Amendment No. 3 supplements and amends the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 3, 2007 as amended and supplemented by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on January 12, 2007 and Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on February 6, 2007 (collectively, “Schedule TO”), relating to the offer by Sport-Haley, Inc., a Colorado corporation (the “Company”), to purchase up to 472,000 shares of its common stock, no par value, at a price not greater than $5.30 nor less than $4.80 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 3, 2007 (the “Offer to Purchase”) and in the Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments and supplements thereto, collectively constitute the “Tender Offer”).

 The information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On February 8, 2007, the Company issued a press release announcing the final results of the Tender Offer, which expired at 12:00 midnight, Eastern time, on February 1, 2007. A copy of the press release is filed as Exhibit (a)(5)(C) to this Amendment No. 3 to Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C) Press Release dated February 8, 2007 Announcing Final Results of the Tender Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPORT-HALEY, INC.

/s/ Donald W. Jewell
Donald W. Jewell
Chief Executive Officer and
President

Date: February 9, 2007

Exhibit Index

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated January 3, 2007, as amended
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 3, 2007
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 3, 2007
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)*	Press Release dated January 3, 2007 Announcing Commencement of the Tender Offer
(a)(5)(B)**	Press Release dated February 5, 2007 Announcing Preliminary Results of the Tender Offer
(a)(5)(C)***	Press Release dated February 8, 2007 Announcing Final Results of the Tender Offer
(b)	Not applicable
(d)(1)	1993 Amended and Restated Stock Option Plan, effective March 1993, as amended (incorporated by reference from Sport-Haley, Inc.’s Form 10-QSB filed on May 12, 1997 (File No. 33-74876-D))
(g)	Not applicable
(h)	Not applicable

*              Previously filed with the Schedule TO on January 3, 2007.

**           Previously filed with the Schedule TO on February 6, 2007.

***         Filed herewith.